United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2008

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X         Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___           No  X

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: October 13, 2008

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, October 13, 2008	www.gruma.com

Fitch Downgrades Gruma to 'BB+'; Placed on Rating Watch Negative

style="font-size: 12.0pt">Monterrey - October 13, 2008: Fitch Ratings has downgraded the foreign and local currency Issuer Default Ratings (IDRs) and outstanding debt ratings of Gruma, S.A.B. de C.V. (Gruma) as follows:

 -Foreign currency IDR to 'BB+' from 'BBB-';
 -Local currency IDR to 'BB+' from 'BBB-';
 -US$300 million perpetual bonds to 'BB+' from 'BBB-'.

''Fitch has also placed Gruma on Rating Watch Negative.''

''The rating actions follow significant marked-to-market losses on derivative instruments due to extreme exchange rate volatility currently in the financial markets. These derivative positions expose Gruma to large potential losses over time as these instruments roll-off during the next three years. Near term, liquidity will be modestly impacted as Gruma posts collateral on certain forward sales contracts. Management indicates that most of the forward contracts do not contain collateral call provisions. Gruma currently has approximately US$140 million in cash and committed credit facilities, and no significant maturities until July 2010.''

''Gruma reported that forward dollar sales contracts were negatively valued at approximately $684 at Oct. 8, 2008. The maturities of these contracts range from a few months to approximately three years. At June 30, 2008, total on-balance-sheet debt reached US$620 million, which was almost entirely dollar denominated. The debt was composed of the following:

 -US$300 million of perpetual bonds;
 -US$150 million syndicated credit facility due 2010;
 -US$40 million revolving facility due 2011;
 -US$11.3 million senior notes;
 -US$ 119 million of bank and other debt.''

''Gruma has short term debt maturities totaling approximately US$96 million and cash and marketable securities valued at $97 million. Gruma owns an 8.62% stake in Grupo Financiero Banorte S.A. de C.V. (Banorte), one of the largest financial groups in Mexico and one of the few listed retail banks in Mexico. The market value of Gruma's stake in Banorte is at present approximately US$275 million.''

''Gruma is one of the world's largest producers of corn flour and tortillas, with operations in Mexico, the U.S., Europe, Venezuela, Central America, China and Australia. Gruma also produces and sells wheat flour in Mexico and Venezuela. Gruma's U.S. subsidiary Gruma Corp. is the most important contributor to total revenues and EBITDA, accounting for 49% and 54%, respectively. For the last twelve months, Gruma had revenues of US$ 3.7 billion and EBITDA of US$372 million.''.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 91 plants. In 2007, GRUMA had net sales of US$3.3 billion, of which 67% came from non-Mexican operations.